                                                                      EXHIBIT 12


                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS


                                                                 PERIOD ENDED
                                                             SEPTEMBER 30, 1999
                                                             ------------------
                    Ratio of earnings to fixed charges             4.88x


For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings has been added to combined fixed charges and preferred stock dividends, and that sum has been divided by such charges. Fixed charges consist of imputed interest expense. The Company has outstanding 260,000 shares of 8% Series B Cumulative Preferred Stock.